File No. 333-

As confidentially submitted to the U.S. Securities and Exchange Commission on January 10, 2022.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Bluerock Homes Trust, Inc.

(Exact name of Registrant as specified in its charter)

Maryland	874211187
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer Identification No.)
1345 Avenue of the Americas, 32nd Floor New York, NY	10105
(Address of principal executive offices)	(Zip Code)

(212) 843-1601

(Registrant’s telephone number, including area code)

With copies to:

David E. Shapiro, Esq. Victor Goldfeld, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Richard P. Cunningham, Jr., Esq. Kathy A. Lawrence, Esq. Kaplan Voekler Cunningham & Frank, PLC 1401 East Cary Street Richmond, Virginia 23229 (804) 823-4000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	New York Stock Exchange American

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
AND ITEMS OF FORM 10

Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference herein.

Item 1.	Business.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Separation and the Distribution,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties,” “Certain Relationships and Related Person Transactions,” “Description of Material Indebtedness,” “Material U.S. Federal Income Tax Consequences” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.

Item 1A.	Risk Factors.

The information required by this item is contained under the sections of the information statement entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.” Those sections are incorporated herein by reference.

Item 2.	Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements” and the statements referenced therein. Those sections are incorporated herein by reference.

Item 3.	Properties.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.” Those sections are incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.

Item 5.	Directors and Executive Officers.

The information required by this item is contained under the sections of the information statement entitled “Management” and “Our Manager and Management Agreement.” Those sections are incorporated herein by reference.

Item 6.	Executive Compensation.

The information required by this item is contained under the sections of the information statement entitled “Our Manager and Management Agreement” and “Management.” Those sections are incorporated herein by reference.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “Our Manager and Management Agreement,” “Management” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.

Item 8.	Legal Proceedings.

The information required by this item is contained under the section of the information statement entitled “Business and Properties — Legal Proceedings.” That section is incorporated herein by reference.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “The Separation and the Distribution,” “Dividend Policy,” “Capitalization,” “Management,” “Description of Our Capital Stock” and “Shares Eligible for Future Sale.” Those sections are incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities.

The information required by this item is contained under the sections of the information statement entitled “Description of Our Capital Stock.” That section is incorporated herein by reference.

Item 11.	Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections of the information statement entitled “Dividend Policy,” “The Separation and the Distribution,” “Description of Our Capital Stock” and “Shares Eligible for Future Sale.” Those sections are incorporated herein by reference.

Item 12.	Indemnification of Directors and Officers.

The information required by this item is contained under the section of the information statement entitled “Description of Our Capital Stock — Indemnification and Limitation of Directors’ and Officers’ Liability.” That section is incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data.

The information required by this item is contained under the section of the information statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Index to Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

(a)   Financial Statements

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.

(b)   Exhibits

See below.

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1	Form of Separation and Distribution Agreement, by and between Bluerock Residential Growth REIT, Inc. and Bluerock Homes Trust, Inc.*
2.2	Agreement and Plan of Merger, dated as of December 20, 2021, by and among Bluerock Residential Growth REIT, Inc., Badger Parent LLC and Badger Merger Sub LLC, incorporated by reference to Bluerock Residential Growth REIT Inc.’s Current Report on Form 8-K filed with the SEC on December 21, 2021
3.1	Form of Articles of Incorporation of Bluerock Homes Trust, Inc.*
3.2	Form of Bylaws of Bluerock Homes Trust, Inc.*
10.1	Form of Tax Matters Agreement by and between Bluerock Residential Growth REIT, Inc. and Bluerock Homes Trust, Inc.*
10.2	Form of Management Agreement by and among Bluerock Homes Manager, LLC, Bluerock Homes Trust, Inc. and Bluerock Residential Holdings, L.P.*
10.3	Form of Third Amended and Restated Agreement of Limited Partnership of Bluerock Residential Holdings, L.P.*
10.4	Form of Employment Agreement, by and between Bluerock Homes Trust, Inc. and each named executive officer of Bluerock Homes Trust, Inc.*
10.5	Bluerock Homes Trust, Inc. 2022 Equity Incentive Plan for Individuals.*
10.6	Bluerock Homes Trust, Inc. 2022 Equity Incentive Plan for Entities.*
10.7	Form of Indemnification Agreement to be entered into between Bluerock Homes Trust, Inc. and each of its directors and executive officers.*
21.1	Subsidiaries of Bluerock Homes Trust, Inc.*
99.1	Information Statement of Bluerock Homes Trust, Inc., preliminary and subject to completion, dated January 10, 2022.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Bluerock Homes Trust, Inc.

By:
Name: R. Ramin Kamfar
Title: Chief Executive Officer and Chairman

Date: [ ]